September 25, 2007

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	FMG Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 12, 2007
File No. 333-143466

Dear Mr. Reynolds:

On behalf of FMG Acquisition Corp. (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement of the Company on Form S-1 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to Ronald Alper, Esq.

This letter is being sent in response to the Staff’s comment to Amendment No. 3 to the Registration Statement on Form S-1, filed September 12, 2007. The Staff’s comment is set forth in a letter from John Reynolds, Assistant Director, addressed to Gordon Pratt, Chairman, President and Chief Executive Officer of the Company, dated September 24, 2007.

In this letter, we have recited the comment from the Staff in bold and have followed such comment with our response.

Financial Statements

Notes to the Financial Statements

Note D - Related Party Transactions, F-10

1.
Considering the private placement warrants will be sold to an entity beneficially owned by your directors and officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

The Company has concluded the warrants to be sold in the private placement to management for $1.00 per warrant will not result in a compensation expense because the $1.00 sales price equals at least the fair value of the warrants. The Company has calculated the fair value of the warrants largely taking into consideration the trading history of warrants of similar-type transactions (subsequent to the separation of the components to the units) and to a smaller extent various features applicable to the private placement warrants that support a modest discount.

In determining the market value of the warrant, the Company has analyzed a sample of similar-type transactions consummated during 2007 and in doing so reviewed the trading history of the public warrants for a period of no more than 90 days after the separation of the unit. Based on a sample size consisting of sixteen $8.00 Units which have a warrant exercise price of $6.00, the range of average daily closing prices during such period was $0.64 to $1.09. The median of the range is $0.80.

In addition, it should also be recognized in determining the fair value of the private placement warrants that one must consider certain features that support the application of a discount to fair market value. Neither these warrants, nor the underlying shares of common stock, are transferable for a period of 90 days following consummation of a business combination and they cannot be transferred in the public market unless registered under the Securities Act of 1933, as amended ("Act"). Although the holders of the private placement warrants have been granted demand and piggy-back registration rights with respect to the warrants and underlying shares, they are not exercisable until after the completion of a business combination (as to which some uncertainty exists). Building in the requisite time period to prepare and effect the filing of a registration statement with the Securities and Exchange Commission and the review process, it could take up to an additional six months following consummation of business combination, which is not expected to occur until at least 9 months following the offering. This is in contrast to the public warrants, which are transferable by the holders immediately upon separation of the units, the result of which is that such holders will have the opportunity to trade such warrants in the public market and realize a profit during the minimum 15 month period referred to above, which the holders of the private placement warrants will not have. Clearly, the lack of liquidity builds in a greater risk for the investors in the private placement that justifies a corresponding discount to the purchase price.

In order to reflect the above conclusion the Company has added disclosure to page 8 stating, “We do not believe the sale of the warrants will result in a compensation expense because they are being sold at or above fair market value.” Additionally, the auditors of the Company have added disclosure to Note D on page F-10 of the Registration Statement indicating, “The sale of the warrants to management will not result in the recognition of any stock-based compensation expense because they are being sold above fair market value.”

If you have any questions, please contact the undersigned at (860) 677-2701 or Adam Mimeles, Esq. at 212-370-1300.

Very truly yours, FMG ACQUISITION CORP.

/s/ Gordon Pratt
Gordon Pratt
Chairman, President & Chief Executive Officer